Exhibit 99.2

The Audit Committee of the Board of Directors of the Federal Home Loan Bank of Pittsburgh for 2010 was composed of seven directors, two public interest and five industry directors. The members of the Audit Committee at year-end 2010 were Brian A. Hudson, John S. Milinovich, John K. Darr, Glenn B. Marshall, Charles J. Nugent, Patrick J. Ward, and Robert W. White.

The 2011 Audit Committee is comprised of six directors, two public interest and four industry directors. Members of both the 2010 and 2011 Audit Committees are independent as defined by the Federal Housing Finance Agency.

The Audit Committee oversees the FHLBank's financial reporting process; reviews compliance with laws, regulations, policies and procedures; and evaluates the adequacy of administrative, operating and internal accounting controls. The Audit Committee has adopted and is governed by a written charter, and has satisfied its responsibilities during 2010 in compliance with the charter. In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards (SAS) No. 61 and SAS No. 90, Audit Committee Communications. The Audit Committee has also received the written disclosures and the letter from the independent auditors required by Public Company Accounting Oversight Board Rule 3526, and has discussed with the auditors their independence.

Based on the review and discussion referred to above, the 2011 Audit Committee recommends to the Board of Directors that the financial statements be included in the FHLBank's Form 10-K filed with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Brian A. Hudson, Chair
John S. Milinovich, Vice Chair
Luis A. Cortes, Jr.
Bradford E. Ritchie
Patrick J. Ward
Robert W. White